UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-

16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

LTIC Share Transfer Agreement

Lotus Technology Innovative Limited (the “LTIL”), a wholly-owned subsidiary of Lotus Technology Inc., recently entered into a share sale and transfer agreement (the “Share Transfer Agreement”) with Geely UK Limited (“Geely”), pursuant to which LTIL agrees to sell, and Geely agrees to purchase, 800,000 shares in Lotus Tech Innovation Center GmbH (“LTIC”), a company incorporated in Germany and a wholly-owned subsidiary of LTIL, for an aggregate principal amount of EUR 10,880,000 (the “Transaction”). The Transaction closed simultaneously with the signing of the Share Transfer Agreement. Upon completion of the Transaction, Geely beneficially owns 80% of the LTIC’s share capital.

A copy of the Share Transfer Agreement is included in this current report on Form 6-K as Exhibit 10.1 and the foregoing description of the Share Transfer Agreement is qualified in its entirety by reference thereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Sale and Transfer Agreement, dated September 27, 2024 by and between Lotus Technology Innovative Limited and Geely UK Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Alexious Kuen Long Lee
Name	:	Alexious Kuen Long Lee
Title	:	Director and Chief Financial Officer

Date: October 1, 2024